Nuveen Commodities Asset Management, LLC

333 West Wacker Drive, Suite 3300

Chicago, Illinois 60606

(877) 827-5920

December 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Withdrawal of Request for Withdrawal of Nuveen Long/Short Commodity Total Return Fund Registration Statement on Form S-3 (File No. 333-205587)

Ladies and Gentlemen,

In accordance with communications with Ms. Stacie Gorman of the Securities and Exchange Commission (the “Commission”) staff, Nuveen Long/Short Commodity Total Return Fund (the “Fund”) hereby requests withdrawal of the request for withdrawal of the Registration Statement on Form S-3 (File No. 333-205587), submitted by the Fund on December 21, 2016. The Fund intends to submit a new request for withdrawal to the Commission.

Should you have any questions or require additional information, please do not hesitate to contact J. Craig Walker of K&L Gates LLP or David P. Glatz of Stradley Ronon Stevens & Young, LLP, external counsel to the Fund, at (312) 807-4321 or (312) 964-3502, respectively.

Sincerely,

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND

By:	NUVEEN COMMODITIES ASSET MANAGEMENT, LLC, its manager

By:	/s/ William Adams IV
Name:	William Adams IV
Title:	President (Principal Executive Officer)